Exhibit 99.1

Li Auto Inc. October 2023 Delivery Update

November 1, 2023

BEIJING, China, November 01, 2023 — Li Auto Inc. (“Li Auto” or the “Company”) (Nasdaq: LI; HKEX: 2015), a leader in China’s new energy vehicle market, today announced that the Company delivered 40,422 vehicles in October 2023, representing an increase of 302.1% year over year. Monthly deliveries exceeded the 40,000 milestone for the first time, and the cumulative deliveries of Li Auto vehicles in 2023 reached 284,647 as of the end of October.

“Following steady growth for ten consecutive months, Li Auto achieved a new milestone with over 40,000 monthly deliveries, a strong testament to our ever-improving organizational capabilities across production, sales, and services. Notably, we are the first Chinese emerging new energy automaker to reach this benchmark, highlighting our entrance into the next stage of accelerated scale growth,” said Xiang Li, chairman and chief executive officer of Li Auto. “Li Auto has led the sales chart of SUVs priced above RMB300,000 for six straight months, becoming the best-selling premium brand among SUVs in China. Our Li L series maintained its broad market appeal, with Li L9 topping the full-size SUV market for thirteen consecutive months, while Li L7 and Li L8 have ranked first and second place in the large SUV market for six consecutive months, respectively. The cumulative deliveries of Li L9 and Li L8 have each surpassed 100,000 units. Furthermore, Li MEGA, our super flagship 5C BEV model, has garnered widespread attention ahead of its official launch, underscoring our potential to build the best-selling model among vehicles priced above RMB500,000 for multi-generational households in China.”

As of October 31, 2023, the Company had 372 retail stores in 133 cities, as well as 315 servicing centers and Li Auto-authorized body and paint shops operating in 210 cities.

About Li Auto Inc.

Li Auto Inc. is a leader in China’s new energy vehicle market. The Company designs, develops, manufactures, and sells premium smart electric vehicles. Its mission is: Create a Mobile Home, Create Happiness ( 创造移动的家, 创造幸福的家). Through innovations in product, technology, and business model, the Company provides families with safe, convenient, and comfortable products and services. Li Auto is a pioneer to successfully commercialize extended-range electric vehicles in China. The Company started volume production in November 2019. Its current model lineup includes Li L9, a six-seat flagship family SUV, Li L8, a six-seat premium family SUV, and Li L7, a five-seat flagship family SUV. The Company leverages technology to create value for its users. It concentrates its in-house development efforts on its proprietary range extension system, next-generation electric vehicle technology, and smart vehicle solutions while expanding its product line by developing new BEVs and EREVs to target a broader user base.

For more information, please visit: https://ir.lixiang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets,” “likely to,” “challenges,” and similar statements. Li Auto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “HKEX”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Li Auto’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Li Auto’s strategies, future business development, and financial condition and results of operations; Li Auto’s limited operating history; risks associated with extended-range electric vehicles; Li Auto’s ability to develop, manufacture, and deliver vehicles of high quality and appeal to customers; Li Auto’s ability to generate positive cash flow and profits; product defects or any other failure of vehicles to perform as expected; Li Auto’s ability to compete successfully; Li Auto’s ability to build its brand and withstand negative publicity; cancellation of orders for Li Auto’s vehicles; Li Auto’s ability to develop new vehicles; and changes in consumer demand and government incentives, subsidies, or other favorable government policies. Further information regarding these and other risks is included in Li Auto’s filings with the SEC and the HKEX. All information provided in this press release is as of the date of this press release, and Li Auto does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Li Auto Inc.

Investor Relations

Email: ir@lixiang.com

Piacente Financial Communications Brandi Piacente

Tel: +1-212-481-2050

+86-10-6508-0677

Email: Li@tpg-ir.com